Exhibit (a)(1)(aa)

EDS Announces Expiration of Stock Option Exchange Program

EDS’ Employee Stock Option Exchange Program expired today at 7:00 P.M., Eastern Time (U.S.). EDS has accepted all eligible options for exchange that were validly tendered and were not properly withdrawn prior to the expiration of the Stock Option Exchange Program in accordance with the terms of the EDS Stock Option Exchange Program. EDS will be sending a personalized notification to eligible employees participating in the EDS Stock Option Exchange Program in the next few days.